

April 14, 2021

Ken Suslow
Chief Executive Officer
Sandbridge Acquisition Corp
1999 Avenue of the Stars, Suite 2088
Los Angeles, CA 90067

      Re: Sandbridge Acquisition Corp
           Draft Registration Statement on Form S-4
           Submitted February 16, 2021
           CIK No. 0001816708

Dear Mr. Suslow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 31, 2021

Comparative Per Share Data, page 31

1. We note your response to comment 8. We remind you that the instructions to Item 3(f) of Part I.A. of the Form S-4 state that equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share amounts by the exchange ratio so that the comparative per share amounts are equated to the respective values for one share of the company being acquired. It is not clear how your equivalent pro forma per share amounts comply with this guidance given the exchange ratio of 2.05. For example, we note that pro forma net loss per share under the maximum redemption scenario was $0.07 per share and the corresponding equivalent pro forma per share amount was $0.10. Please advise or revise your calculations as necessary.

Background of the Business Combination, page 93

2.   We note your response to prior comment 9 and reissue in part. We note you deleted your prior disclosure regarding the fact that you engaged a third-party consulting firm to assist in evaluating Owlet's addressable market and the strength of its brands through a customer survey and a videoconference discussion with Owlet management in connection with your potential Business Combination. In addition, we note your revised disclosure on page F-14, that a third-party consultant provided market analyses to you relating to your potential business combination targets and is owed a fee of approximately $1,350,000, of which 90% is contingent upon the closing of the transaction. Please disclose the third-party consulting firm you engaged to assist in evaluating Owlet's addressable market and include disclosure regarding any material contingent compensation arrangements with the firm. Alternatively, please provide your analysis supporting your conclusion that the third-party consulting firm market research disclosure is not material.

Unaudited Pro Forma Condensed Combined Financial Information
Other Related Events in Connection with the Business Combination, page 147

3.   We note that 2,807,500 shares of New Owlet common stock will be outstanding following the closing but will remain subject to price-based performance vesting terms. You note that these shares have been treated as contingently recallable in the pro forma financial information. Please clarify in your disclosures how they have been presented in the pro forma financial information in order to be treated as contingently recallable.

Note 4. Loss per Share, page 155

4.   Please better clarify in the note how you computed the number of weighted average shares to use in your determination of pro forma net loss per share amounts. Please specifically address the following:
   • Please clarify how you determined the number of New Owlet weighted average shares that would be outstanding based on the applicable exchange ratios for the following: deemed conversion of Owlet's redeemable convertible preferred stock and unvested restricted shares of Owlet common stock; exchange of Owlet common stock; and conversion of Owlet's convertible promissory notes.
   • On page 148, you provide a table showing the pro forma shares of New Owlet common stock issued and outstanding after the Business Combination, please better clarify how the number of shares used in your determination of pro forma loss per share correspond to this table.
   • Please disclose the number of shares not included in your determination of earnings per share amounts for anti-dilution reasons.
   Refer to Rule 11-02(a)(8) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Owlet
Critical Accounting Policies and Estimates
Revenue Recognition, page 196

5.   We note your disclosures related to Owlet Dream Lab as one of your current product offerings. Please tell us what consideration was given to also addressing this product as part of your revenue recognition disclosures.

Stock-based Compensation Expense, page 198

6.   Please explain to us how you determined the fair value of the common stock underlying your recent equity issuances, including the stock options granted in January 2021, and how this reconciles to the valuations of your common stock as indicated based on the terms of the business combination transaction.

Financial Statements of Owlet Baby Care Inc.
Note 8. Line of Credit, page F-37

7.   We note that you were not in compliance with a financial covenant under the loan and security agreement with Silicon Valley Bank as of December 31, 2020. The amendment to this agreement entered into in March 2021 included a waiver related to this financial covenant noncompliance.   We also note that the term note payable to Silicon Valley Bank becomes cross defaulted with the financial covenants on the Silicon Valley Revolver, which appears to be under the loan and security agreement. In this regard, please address the following:
   • Please disclose the terms of the waiver including how long the terms of the covenant were specifically waived;
   • Please disclose the impact of the financial covenant noncompliance on the term note payable. Please tell us your basis for determining it was appropriate to continue to classify this debt amount as noncurrent. Refer to ASC 470-10-45-1; and
   • In your Liquidity and Capital Resources discussion in MD&A, please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ken Suslow
Sandbridge Acquisition Corp
April 14, 2021
Page 4

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emily J. Oldshue, Esq.